UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

May 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	UMB Financial Corporation – Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-181110)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Act”), UMB Financial Corporation (the Company”) hereby requests that the Securities and Exchange Commission (the Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-181110), together with all exhibits thereto (collectively, the Registration Statement”). The Registration Statement was filed with the Commission on May 2, 2012.

The Company requests withdrawal of the Registration Statement because the Registration Statement was filed inadvertently using the EDGAR submission type S-3 rather than S-3ASR. The Registration Statement has not been declared effective by the Commission and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Stinson Morrison Hecker LLP at (816) 412-9363, Attention: Victoria R. Westerhaus.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact Victoria R. Westerhaus of Stinson Morrison Hecker LLP at (816) 691-2427.

Thank you for your attention to this matter.

Very truly yours

/s/ Dennis R. Rilinger

Dennis R. Rilinger
Executive Vice President and General Counsel